UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 1, 2026

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

+86 10 58732560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Jianzhi Education Technology Group Company Limited Announces Appointment of Co-Executive Officer

BEIJING, September 1, 2026 — Jianzhi Education Technology Group Company Limited (NASDAQ: JZ) (the “Company” or “Jianzhi”) today announced the appointment of Mr. Xiaohui Li as the co-executive officer of the Company, effective September 1, 2026.

Mr. Xiaohui Li serves as co-executive officer of the Company. Since October 2024, Mr. Xiaohui Li served as the co-chief executive officer of Zhiyi Eastern Securities Co., Ltd., where he contributes to corporate strategic planning, supports partners in daily securities operations, and oversees the investment and post-investment management for major projects. From April 2014 to September 2024, Mr. Xiaohui Li served as the chief executive officer of Shenzhen Hongying Capital Management Co., Ltd., where he was responsible for establishing corporate governance frameworks, managing fund operations and risks, and assisting partners with project investment and post-investment activities. Mr. Xiaohui Li received his bachelor’s degree in Marketing Management from Quanzhou Vocational and Technical University in 2009 and completed an executive development program in capital management at Peking University in 2016.

Forward-Looking Statements

This current report on Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this current report is as of the date of this current report, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embeds proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Chairwoman of the Board

Date: September 1, 2026

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